UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Southwest Water Company
(Name of Issuer)

Common Stock, par value $.01 per share
(Title of Class of Securities)

743494106
(CUSIP Number)

Jeffrey F. Welles
Stobie Creek Investments LLC
780 3rd Avenue, Suite 3400
New York, NY 10017
212-842-5722

With a copy to:
Howard J. Unterberger, Esq.
Theodora Oringher Miller & Richman PC
2029 Century Park East, 6th Floor
Los Angeles, California 90067
310-557-2009

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 6, 2009
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.    *

Note:  Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits.  See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18  of  the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be  subject to all other provisions of the Act.

SCHEDULE 13D

CUSIP No. 845331107

1	NAME OF REPORTING PERSONS, IRS IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Stobie Creek Investments LLC 13-4106264
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☑ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF	7	SOLE VOTING POWER 800,000
SHARES BENEFICIALLY OWNED BY EACH	8	SHARED VOTING POWER
REPORTING PERSON WITH	9	SOLE DISPOSITIVE POWER 800,000
	10	SHARED DISPOSITIVE POWER
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 800,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.2%*
14	TYPE OF REPORTING PERSON (See Instructions) OO
* Based on a total of 24,875,369 shares of Common Stock outstanding, according to records of the Issuer.

SCHEDULE 13D

CUSIP No. 845331107

1	NAME OF REPORTING PERSONS, IRS IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) North Channel LLC 13-4084680
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☑ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF	7	SOLE VOTING POWER 800,000
SHARES BENEFICIALLY OWNED BY EACH	8	SHARED VOTING POWER
REPORTING PERSON WITH	9	SOLE DISPOSITIVE POWER 800,000
	10	SHARED DISPOSITIVE POWER
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 800,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.2%*
14	TYPE OF REPORTING PERSON (See Instructions) OO
* Based on a total of 24,875,369 shares of Common Stock outstanding, according to records of the Issuer.

SCHEDULE 13D

CUSIP No. 845331107

1	NAME OF REPORTING PERSONS, IRS IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Jeffrey F. Welles
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☑ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF	7	SOLE VOTING POWER 800,000
SHARES BENEFICIALLY OWNED BY EACH	8	SHARED VOTING POWER
REPORTING PERSON WITH	9	SOLE DISPOSITIVE POWER 800,000
	10	SHARED DISPOSITIVE POWER
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 800,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.2%*
14	TYPE OF REPORTING PERSON (See Instructions) IN
* Based on a total of  24,875,369 shares of Common Stock outstanding, according to records of the Issuer.

SCHEDULE 13D

CUSIP No. 845331107

1	NAME OF REPORTING PERSONS, IRS IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Schwerin Company LLC 11-3400354
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☑ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC, OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF	7	SOLE VOTING POWER - 0 -
SHARES BENEFICIALLY OWNED BY EACH	8	SHARED VOTING POWER
REPORTING PERSON WITH	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON - 0 -
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%*
14	TYPE OF REPORTING PERSON (See Instructions) OO
* Based on a total of  24,875,369 shares of Common Stock outstanding, according to records of the Issuer.

SCHEDULE 13D

CUSIP No. 845331107

1	NAME OF REPORTING PERSONS, IRS IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Michael Schwerin
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☑ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC, OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF	7	SOLE VOTING POWER - 0 -
SHARES BENEFICIALLY OWNED BY EACH	8	SHARED VOTING POWER
REPORTING PERSON WITH	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON - 0 -
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%*
14	TYPE OF REPORTING PERSON (See Instructions) IN
* Based on a total of  24,875,369 shares of Common Stock outstanding, according to records of the Issuer.

SCHEDULE 13D

CUSIP No. 845331107

1	NAME OF REPORTING PERSONS, IRS IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) O'Donnel Iselin II
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☑ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF	7	SOLE VOTING POWER 250,002
SHARES BENEFICIALLY OWNED BY EACH	8	SHARED VOTING POWER
REPORTING PERSON WITH	9	SOLE DISPOSITIVE POWER 250,002
	10	SHARED DISPOSITIVE POWER
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 250,002
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.0%*
14	TYPE OF REPORTING PERSON (See Instructions) IN
* Based on a total of  24,875,369 shares of Common Stock outstanding, according to records of the Issuer.

This Amendment No. 1 (this “Amendment No. 1”) amends the Schedule 13D (the “Schedule 13D”) filed by the Reporting Persons with the Securities and Exchange Commission (the “SEC”) on March 2, 2009, relating to the common stock, $.01 par value (the "Common Stock") of Southwest Water Company, a Delaware corporation (the "Company").  The principal executive offices of the Company are located at 624 South Grand Avenue, Suite 2900, Los Angeles CA 90017-3782.  Unless specifically amended hereby, the disclosures set forth in the Schedule 13D remain unchanged.

Items 3 and 5 of the Schedule 13D are hereby amended and restated in their entirety as follows (and the remainder of the Amended Schedule 13D shall remain unchanged):

This is the final amendment to the Schedule 13D, and constitutes an “exit filing” for the Reporting Persons (as defined in the Schedule 13D), who do not intend to file any further amendments to the amended Schedule 13D.

Item 3.	Source and Amount of Funds or Other Consideration.

The total amount of funds required by Stobie Creek, and Iselin to acquire the Common Stock described in Item 5 was approximately $2,971,287 and $933,020, respectively, exclusive of commissions.

In the case of Stobie Creek, the funds required to effect these purchases were provided from existing working capital.

In the case of Mr. Iselin, the funds required to effect these purchases were provided from personal funds.

Item 5.	Interest in Securities of the Issuer.

(a)           (i)  Stobie Creek is the direct beneficial owner of 800,000 shares of Common Stock, and Mr. Iselin is the direct beneficial owner of 250,002 shares of Common Stock.  Schwerin Company disposed of its entire investment in the Common Stock in a series of transactions on November 5, 2009, November 6, 2009 and November 9, 2009.  The sale date, number of shares of Common Stock sold and the price per share sold for the transactions by Schwerin Company are set forth in Exhibit 1 and are incorporated by reference.

(ii)   Based upon the 24,875,369 shares of Common Stock outstanding as of October 31, 2009, as reported by the Company in its Quarterly Report on Form  10-Q for the period ended September 30, 2009, the number of shares of Common Stock directly beneficially owned by Stobie Creek and Iselin represents approximately 3.2% and 1.0% of the Common Stock, respectively, and 4.2% of the Common Stock in the aggregate.

(iii)  By virtue of their collective understanding to coordinate their activities with respect to the Common Stock as described elsewhere in this Schedule 13D, each of the other Reporting Persons may be deemed to have formed a "group" within the meaning of Section 13(d)(3) of the Securities Act of 1934, and therefore may be deemed to share beneficial ownership of the shares of Common Stock directly beneficially owned by Stobie Creek, Schwerin Company and Iselin.

(iv)  Stobie Creek, Schwerin Company and Iselin each disclaims any ownership of the shares of Common Stock owned by the others, and the filing of this Statement shall not be construed as an admission that either Stobie Creek, Schwerin Company or Iselin is, for the purposes of Section  13(d)  or 13(g)  of the Securities Exchange Act of 1934, the beneficial owner of shares owned by the others.  Stobie Creek, North Channel and Mr. Welles are responsible for the completeness and accuracy of the information concerning Stobie Creek, North Channel and Mr. Welles contained herein, but are not responsible for the completeness or accuracy of the information concerning the other Reporting Persons named herein, except to the extent that they know or have reason to know that such information is inaccurate.  Schwerin Company and Mr. Schwerin are responsible for the completeness and accuracy of the information concerning Schwerin Company and Mr. Schwerin contained herein, but are not responsible for the completeness or accuracy of the information concerning the other Reporting Persons named herein, except to the extent that they know or have reason to know that such information is inaccurate.  Mr. Iselin is responsible for the completeness and accuracy of the information concerning Mr. Iselin contained herein, but is not responsible for the completeness or accuracy of the information concerning the other Reporting Persons named herein, except to the extent that he knows or has reason to know that such information is inaccurate.

(v)  Mr. Welles and North Channel disclaim any ownership of the shares of Common Stock owned by the other Reporting Persons (other than Stobie Creek), and the filing of this Statement shall not be construed as an admission that either Mr.  Welles or North Channel is, for the purposes of Section  13(d)  or 13(g)  of the Securities Exchange Act of 1934, the beneficial owner of such shares.

(vi)  Mr. Schwerin disclaims any ownership of the shares of Common Stock owned by the other Reporting Persons (other than Schwerin Company), and the filing of this Statement shall not be construed as an admission that Mr.  Schwerin is, for the purposes of Section  13(d)  or 13(g)  of the Securities Exchange Act of 1934, the beneficial owner of such shares.

(vii)  Mr. Iselin disclaims any ownership of the shares of Common Stock owned by the other Reporting Persons, and the filing of this Statement shall not be construed as an admission that Mr.  Iselin is, for the purposes of Section  13(d)  or 13(g)  of the Securities Exchange Act of 1934, the beneficial owner of such shares.

(b)           (i)    Stobie Creek, acting through its manager North Channel, which in turn is acting through its manager Mr. Welles, has the sole power to vote or to direct the vote, and to dispose or to direct the disposition of the shares of Common Stock beneficially owned by it.

(ii)   Schwerin Company, acting through its managing member, Mr. Schwerin, has the sole power to vote or to direct the vote, and to dispose or to direct the disposition of the shares of Common Stock beneficially owned by it.

(iii)   Mr. Iselin has the sole power to vote or to direct the vote, and to dispose or to direct the disposition of the shares of Common Stock beneficially owned by him.

(iv)   By virtue of their collective understanding to coordinate their activities with respect to the Common Stock as described elsewhere in this Schedule 13D, each of the other Reporting Persons may be deemed to share the indirect power to vote and direct the disposition of the shares held by each of Stobie Creek, Schwerin Company and Iselin.

(c)           During the last 60 days, the Reporting Persons effected transactions with respect to the Common Stock on such dates, in such amounts and at such per share prices (excluding brokerage fees) as indicated on the Schedule of Transactions attached hereto as Exhibit 1 and incorporated herein by reference.  All such transactions were effected in the open market.

(d)           No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock owned by Stobie Creek, Schwerin Company and Iselin.

(e)           The Reporting Persons ceased to be the beneficial owners of more than 5% of the Common Stock of the Company on November 6, 2009.

Item 7.	Material to be Filed as Exhibits.

Exhibit 1	Schedule of Transactions

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Stobie Creek Investments LLC

By: North Channel LLC
Its: Manager

/s/ Jeffrey F. Welles
By: Jeffrey F. Welles, Managing Member

North Channel LLC

/s/ Jeffrey F. Welles
By: Jeffrey F. Welles, Managing Member

/s/ Jeffrey F. Welles
Jeffrey F. Welles

Dated:  November 13, 2009

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Schwerin Company LLC

/s/ Michael Schwerin
By: Michael Schwerin, Managing Member

/s/ Michael Schwerin
Michael Schwerin

Dated:  November 13, 2009

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

/s/ O'Donnell Iselin II
O'Donnell Iselin II

Dated:  November 13, 2009

EXHIBIT INDEX

Exhibit 1	Schedule of Transactions